Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended March 31,
	2015	2014
Earnings:
Pretax income	98,118	63,958
Add fixed charges as adjusted (from below)	45,306	47,888
	$143,424	$111,846
Fixed charges:
Interest expense:
Corporate	$40,517	$43,152
Amortization of deferred financing costs	2,422	1,844
1/3 of rental expense	2,367	2,892
Fixed charges	$45,306	$47,888
Ratio (earnings divided by fixed charges)	3.17	2.34